TICKET TO SEE INC.
               2620 Regatta Drive, Suite 102, Las Vegas, NV 89128
                            Telephone 1-888-970-9463
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                                                                   June 10, 2013

Via EDGAR

Mr. Justin Dobbie
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Ticket To See Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed May 10, 2013
    File No. 333-187049

Dear Mr. Dobbie:

We refer to your letter of May 23, 2013 addressed to the Company with your comments on Amendment No. 1 to the Company's Registration Statement on Form S-1 filed May 10, 2013. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1. We note your response to our prior comment 1 and reissue. We note that you have no assets excluding cash and appear to have no or nominal operations. As such, you appear to be a shell company as that term is defined in Rule
     405. Please revise the summary to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Please also discuss in an appropriate place the restrictions imposed on resales of shares of such companies, including the unavailability of Rule 144. Also revise the Risk Factors section on page 4 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Response: We have added the disclosure regarding being deemed a shell company as defined in Rule 405.

Prospectus Summary, page 3

2. We note your response to our prior comment 4. Please revise your disclosure in this section to state that while your address is in Nevada, your sole officer and director currently runs your business from Ireland without an office and through the use of phone and email.

Response: We have disclosed that while our address is in Nevada, our sole officer and director currently operates our business from Ireland without an office and through the use of phone and email.
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Risk Factors, page 4

3. We note your response to our prior comment 43. In light of the fact that Mr. Buckley is currently employed in a full-time job in addition to running your business, please revise to include an additional risk factor disclosing this fact along with any related potential risks.

Response: A risk factor has been added to address this fact and any related potential risks.

Description of Our Business, page 14

General

4. We note your response to our prior comment 15 and reissue. Please provide substantial detail in the text of the prospectus explaining why you believe you will have operational advantages over potential competitors at a low cost to consumers. If you are unable to do so, please revise to present what you believe to be reasonable expectations for the development of your business based on your particular circumstances. Please also be sure to balance your disclosure in this section by acknowledging the fact that your competitors have far greater resources and much more experience operating in the industry than you do.

Response: We have disclosed that In the beginning, because we are in development stage, we believe we will be able to operate with an advantage over our competition because we plan to work more closely with our clients and respond to user needs much faster, more efficiently and with better care than our much larger competitors. As we grow we plan to keep this same approach, however there is no guarantee we will be successful in doing so.

Principal Products or Services and Their Markets, page 14

5. We note your response to our prior comment 16 and reissue in part. Please revise statements such as those on page 18 that you offer "[b]etter client service," and clients can "[w]atch your phone traffic decrease as up to 78% of your patrons choose their own seats online," and that there is "virtually no end to the number of potential customers," and on page 22 that your website name is an "excellent choice." The statements referenced above are merely examples. Please revise throughout the prospectus accordingly.

Response: Further marketing and non-substantiable statements have been eliminated.

6. Please revise to clarify what is meant on page 15 by "fully automated, online structure."

Response: The backend system structure will be fully automated where users can find events, select tickets, pay for tickets and print in one sitting with no waiting.

7. We note your response to our prior comment 17 and reissue in part. Please explain whether the anticipated advantages you list on page 15 are in comparison to other online ticket dealers or otherwise.

Response: We have added a paragraph prior to the chart to disclose that the chart represents what Management believes to be the anticipated advantages of our planned system both as a stand-alone and in competition with other software offering of our competitors

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8.   We note your response to our prior comment 19 and reissue in part. On page
     15, please provide greater detail regarding the investigations that management has based its conclusions upon, including the sources that informed management's findings.

Response: Management has based its conclusions primarily on phone calls and networking private individuals in the industry online research.

9. We note your response to our prior comment 21 and reissue in part. Please clarify what is meant by the phrase "old fashion networking." Please also revise to state as a belief that Mr. Buckley "is capable of networking and developing new relationships as needed."

Response: We have revised to remove "old fashion" and clarified networking with professionals in the industry. We have also revised the second sentence to state it is managements belief.

Distribution Methods of Products or Services, page 16

10. We note your response to our prior comment 25. Please revise to disclose the process for implementing your system.

Response: Once we have received funding and finished the website we will begin to finalize agreements and then launch the website.

11. We note your response to our prior comment 26 and reissue in part. Please explain whether you will charge your clients for the use of your platform. If so, please discuss whether you anticipate that this will constitute a material portion of your revenues.

Response: We plan to generate fees from "convenience" service charges, as is the industry standard. We plan to price our service fees below competitors levels of 10% - 20%. We anticipate this to be a material portion of our revenues.

12. Please reconcile your statement on page 18 that your business will maintain no kiosks with statements such as on page 19 that "[a] person visiting the kiosk under the promotion can be given access to special prices."

Response: We currently have no plans to utilize kiosks, all references have been removed.

Overview of the Online Ticketing Industry, page 20

13. We note your response to our prior comment 28 and reissue in part. Please revise to disclose why you are relying on information from 2005 in the second paragraph of this section, and utilize updated figures if possible.

Response: We have removed the remaining reference to data from 2005.

14. We also note that your revised industry disclosure includes extensive quotations from an IBISWorld Market Research report. Please tell us whether you have permission to quote from this report in your prospectus. If not, please consider revising your disclosure to eliminate the use of direct quotations.

Response: Though the report is publicly published we have removed all direct quotation from the disclosure.

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
Competition, Competitive Position in the Industry and Methods of Competition, page 22

15. We note your response to our prior comment 31 and reissue in part. Please provide a basis for your belief that there are no barriers to entry. Otherwise, please balance your disclosure by acknowledging that the market position of more experienced companies with greater financial resources may make it difficult for you to establish your business within the industry.

Response: We have revised to state Management does not feel that there are any barriers to entry for the company into the industry, however; the market position of more experienced companies with greater financial resources may make it difficult for us to establish our business within the industry. Management feels because of our planned low service charges and fresh new approach to the industry, users and clients may opt to try something new.

16. You state that Mr. Buckley has a full-time job at which he spends 48 hours per week and that he devotes "approximately 65%" of his time, or 25 hours per week, to your business. Please reconcile the apparent inconsistency here.

Response: Corrected to state Mr. Buckley will dedicate 35% of his time, or 12 hours, to the Company.

Management's Discussion and Analysis or Plan of Operation, page 27

Plan of Operation, page 27

17. We note your response to our prior comment 39 and reissue in part. Please revise to clarify whether the phrase "the company will require a total of $20,000" is in addition to the $15,482 you currently have in cash. Please explain how you intend to develop "extensive lists of prospective clients" at "no additional costs."

Response: Clarified that the company will require $20,000 to fund the phases of our plan, which is the amount to be raised in the offering. The cash we currently have will pay for the expenses we incur prior to the offering. We have also changed the other sentence to read that being able to develop extensive lists of prospective clients at no additional cost will be achieved because management will do that.

18. The specific activities and associated costs described in this section do not appear to reconcile with the use of proceeds disclosure on page 10. Please revise accordingly or explain the apparent inconsistency.

Response: We respectfully submit that we do not see any inconsistency.

19. We note your response to our prior comment 40 and reissue in part. Please revise to include an expanded discussion of Phases II and III of your business plan, focusing on specific aspects of marketing and implementation.

Response: We have expanded the disclosure to state: The SECOND PHASE of the operating plan is expected to be devoted to instituting an aggressive marketing effort, as described earlier (see "Sales and Marketing"), to gain initial clientele and begin producing revenue. We expect our President, Aidan Buckley, will spearhead this effort by first using the direct approach and establishing a brand name with possible clients for using our platform. This will be done by

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cold calling, face to face networking, using free online social media and advertising outlets. The next stage of marketing is to have an online advertising campaign and social media campaign designed. Due to the nature of the costs involved and the fact that he will not be receiving a salary at this time, we expect expenses related to phase two to be less than approximately $10,000. However, should Ticket To See be successful in signing up clients, expenses relating to technical issues relating to integrating the ticketing back office of the client with the Ticket To See website will likely be incurred (i.e. less than 2 days per client - $400 per day). If material, Management anticipates raising additional capital to fund this integration.

If Ticket To See is successful in implementing its' business plan and begins to produce sales from the website, Management will institute PHASE THREE of the business plan, which may involve hiring one or more additional staff to handle increased demands, site monitoring, data entry, and customer support. The cost of an administrative employee will be $24,000 per year for each needed hire. Due to the web-based nature of the company, there is no need for a separate office at this time. All business operations will be carried out of the private residence of management at no added cost. There may be additional demands and on-going online and social media awareness placed on the company and website development and a consequent need to broaden the management team. Depending on availability of funds and the opportunities available to the Company, Ticket To See may also hire additional marketing personnel to access additional sales and distribution channels. This will be done by seeking new avenues to develop the brand and awareness, seeking a celebrity sponsor, growing our online advertising campaign, and outdoor billboard ads to drive traffic.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company acknowledges:

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated May 23, 2013. However, we will provide further information upon request.

Sincerely,


/s/ Aidan Buckley
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Aidan Buckley
President & Director

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